FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding the agreement relating to the amendments to the promoters' agreement of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on May 28, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

AMENDMENTS TO THE SHAREHOLDERS’ AGREEMENT AMONG PROMOTERS

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).

Huaneng Power International, Inc. (the “Company”) and other relevant parties entered into the promoters' agreement relating to Huaneng Power International, Inc. on 31st May, 1994 (“1994 Shareholders' Agreement”). An agreement relating to the amendments to the promoters' agreement of Huaneng Power International, Inc. was entered into on 12th May 2006 (“2006 Shareholders' Agreement”). Pursuant to arrangement stipulated in the 1994 Shareholders' Agreement and the 2006 Shareholders' Agreement, in the event that any of the promoters qua shareholders apart from Huaneng International Power Development Corporation (“HIPDC”) transfers its shares in the Company (“Transferor”), HIPDC shall have a pre-emption right to acquire such shares. On renouncement of the pre-emption right by HIPDC, then other promoters qua shareholders shall, on an equal basis, have pre-emption rights respectively to acquire such number of shares proportionate to their respective shareholdings then held in the Company. On renouncement of the pre-emption rights by those promoters qua shareholders, then the Transferor can transfer the relevant shares to third parties provided such third parties undertake to perform the obligations equivalent to the Transferor's obligations under the 1994 Shareholders' Agreement and the 2006 Shareholders' Agreement and on terms of transfer which are no more favourable to those offered to HIPDC.

The Company received a notification from China Huaneng Group (“Huaneng Group”) and HIPDC that as the Company had completed its share reform and the shares held by each of the promoters qua shareholders were listed and became circulating according to laws, Huaneng Group, HIPDC and each of the relevant promoters entered into an amended agreement to the promoters' agreement of Huaneng Power International, Inc. (“2007 Shareholders' Agreement”) to replace the 1994 Shareholders' Agreement and the 2006 Shareholders' Agreement. Pursuant to the 2007 Shareholders' Agreement, in the event that any party to the 2007 Shareholders' Agreement apart from Huaneng Group and HIPDC (“Transferring Party”) sells part or all of its shareholding in the Company by methods other than public bidding on the stock exchange (including but not limited to any major transaction and transfer by agreement) to any third parties, Huaneng Group and HIPDC shall, on the equivalent offered terms, be entitled to have a pre-emption right to acquire such shares. On renouncement of the pre-emption right by Huaneng Group and HIPDC, then the other parties (save for Huaneng Group, HIPDC and the Transferring Party) to the 2007 Shareholders' Agreement shall have pre-emption rights to acquire such number of shares proportionate to their respective shareholdings then held in the Company. On renouncement of such pre-emption rights by the other parties (save for Huaneng Group, HIPDC and the Transferring Party) to the 2007 Shareholders' Agreement for acquisition of such shares, then the Transferring Party can transfer those shares to any third parties. On transferring the shares held in the Company by the Transferring Party to any third parties by methods other than public bidding on the stock exchange, then such transfers shall be subject to those third parties agreeing to perform all the obligations equivalent to the Transferring Party's obligations under the 2007 Shareholders' Agreement and on terms of transfer which are no more favourable to those offered to the other parties to the 2007 Shareholders' Agreement. If the transfer is for purpose of internal asset reorganisation by the Transferring Party and that such transfer of shares held by the Transferring Party is to take place by methods other than public bidding on the stock exchange by the Transferring Party to any third parties who have de facto controlling relationship with it or are ultimately controlled by the same entity, then all parties to the 2007 Shareholders' Agreement apart from the Transferring Party shall renounce their pre-emption rights to acquire such shares provided the transferee of such shares agree to perform all equivalent obligations of the Transferring Party under the terms of the 2007 Shareholders' Agreement.

The Company is not a party to the 2007 Shareholders' Agreement.

By Order of the Board Huaneng Power International, Inc. Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC

28th May 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:Huang Jian

Title: Company Secretary

Date:	May 29, 2007